Kiora Pharmaceuticals, Inc. 332 Encinitas Boulevard, Suite 102 Encinitas, California 92024 May 24, 2023 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549 Re: Kiora Pharmaceuticals, Inc. (the “Company”) Registration Statement on Form S-1 File No. 333-271699 Request for Acceleration Ladies and Gentlemen: Reference is made to our letter, filed as correspondence via EDGAR on May 23, 2023, in which the Company requested acceleration of the effectiveness of the above referenced Registration Statement on Form S-1 (the “Registration Statement”) to 4:30 p.m. Washington, D.C. time on May 25, 2023, or as soon as practicable thereafter (the “Effective Time”), in accordance with Rule 461 under the Securities Act of 1933, as amended. The Company is no longer requesting that such Registration Statement be declared effective at the Effective Time, and the Company hereby formally withdraws its request for acceleration of the effective date until further notice from the Company. Very truly yours, Kiora Pharmaceuticals, Inc. By: /s/ Brian M. Strem, Ph.D. Name: Brian M. Strem, Ph.D. Title: President and Chief Executive Officer cc: Robert A. Petitt, Esq., Burns & Levinson LLP 4892-9983-2362.1